Exhibit 99.1

News Release

Kamada Announces Preliminary Results from Phase II/III Pivotal Trial in Europe and Canada of Inhaled AAT to Treat Alpha-1 Antitrypsin Deficiency

Positive clinically meaningful efficacy signs in the inhaled AAT group including an approximate
50% reduction in severe exacerbation rates versus placebo

Continues with plans to submit for licensure in Europe in Q4 2014

Conference call begins at 8:30 a.m. Eastern time

NESS ZIONA, Israel (May 16, 2014) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces preliminary top-line results from the Phase II/III pivotal clinical trial in Europe and Canada of the Company’s proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD or inherited emphysema).

The endpoints selected for this trial were based on scientific advice from the European Medicines Agency (EMA) and include those deemed to be clinically meaningful, such as frequency, time to first, duration and severity of exacerbation events, among others. A preliminary analysis of the results indicates clinically meaningful signs for inhaled AAT efficacy as well as additional positive signs in specific study populations. In a very important secondary end point, frequency of severe exacerbation was approximately 50% lower in the AAT group versus placebo. With regards to the primary endpoint of “time to first moderate or severe exacerbation,” early data do not show differences between the two treatment groups.

Forced Expiration Volume in one second (FEV1) data, a secondary and safety endpoint, indicated positive trends in improvement.  Additionally, the data showed efficacy in certain subsets of patient populations. Safety data of inhaled AAT was supportive and consistent with previous reports and demonstrated a high safety and tolerability profile.  Based on the initial review, the Company believes that some of the data may support the issuance of new patents for the product.

The Company continues to analyze the data in accordance with the statistical plan and intends to release a more profound set of results in third quarter of 2014.

“We received preliminary trial results, and today are reporting partial and early stage data regarding the primary endpoint and certain key secondary endpoints.  We have detected clinically meaningful signs for inhaled AAT efficacy as well as additional positive signs in specific study populations, and are examining these data further to better understand the results and to assure the information is valid and correlates with additional clinical parameters,” stated Pnina Strauss, Vice President of Clinical Development and Intellectual Property of Kamada.  “Severe exacerbations involve hospitalizations and deterioration of respiratory symptoms including breathlessness, increased sputum volume, change in sputum color and/or purulence.  A decrease in severe exacerbations is a significant benefit to patients and will lower the overall cost of healthcare, which includes usage of drugs and hospitalization, among others.”

“We believe the existing data support a regulatory filing in Europe, and will continue as planned to meet with the EMA according to the centralized procedure for licensure during the fourth quarter of this year,” added Ms. Strauss.

“This is an important study with encouraging data that will influence our understanding of the disease and answer an important question for long-term patient management, and may serve as the entry point to authorize inhaled treatment for the AATD population,” said Rob Stockley, MD, DSc, Director Lung Immuno Biochemical Research Laboratory, Birmingham, England and a lead investigator in the trial. “The data is preliminary and needs to be analyzed in greater detail to determine the importance of these initial signs and trends with the aim of having a relevant and user-friendly treatment for patients in the near future.”

“We are encouraged by the significant reduction in severe exacerbation rates as well as the positive trends we are seeing in certain patient sub-populations.  We look forward to receiving the complete final analysis in the coming months and to receiving the results from the ongoing open-label extension study.  We believe these clinically meaningful findings to date may support our efforts to bring inhaled AAT to patients with AATD in Europe. We believe that based on efficacy and ease of use we shall have a competitive advantage in a one billion dollar market,” noted David Tsur, co-Founder and Chief Executive Officer of Kamada.

“We thank the trial’s principal investigators and patients for their commitment to this study and look forward to advancing our inhaled AAT for the benefit of patients suffering from this genetic deficiency,” added Mr. Tsur.

Phase II/III Clinical Trial Design

The multicenter randomized, double-blind, placebo-controlled study evaluated the safety and efficacy of Kamada’s inhaled formulation of human AAT to treat AATD in 168 patients.  The study involved the inhalation of 160 mg of human AAT or placebo twice daily via the eFlow® device for 50 weeks. The primary endpoint of the study is time to the first moderate or severe exacerbation event between the two groups at one year, and the study is 80% powered to demonstrate a 20% difference.  Secondary endpoints include additional parameters of exacerbation events, pulmonary function tests and safety. Additional exploratory endpoints include CT densitometry in a subset of subjects, Quality of Life measurements and more.

Open-Label Extension Study

Eligible patients from this Phase II/III trial were given the option to participate in a 50-week, open-label safety study.  A majority of eligible patients have consented to participate in this study.  The Company expects to use the additional data from this study as part of the regulatory submissions.

“Enrollment rates for patients eligible for the open-label extension study were high, with patients in the study continuing to be treated. We believe these high enrollment rates, as well as the additional treatment time on the drug, further support patient and physician preference and acceptance of an inhaled treatment for AATD,” noted Mr. Tsur.

Commercialization of Inhaled AAT for the Treatment of AATD

In August 2012 Kamada signed an exclusive agreement for the distribution of its inhaled AAT for the treatment of AATD in Europe and with Chiesi Farmaceutici S.p.A, a fully integrated European pharmaceutical company focused on respiratory disease and special care products. Under the agreement, Kamada is eligible to receive milestone payments of up to $60 million, subject to achievement of certain regulatory and sales targets.

Recently, Kamada has initiated a U.S. Phase II clinical trial with its inhaled AAT for AATD, and expects that the data from the European trial together with the data from the U.S trial will support licensure application in the U.S. and additional territories.

Conference Call

Kamada management will host a conference call today at 8:30 a.m. Eastern time, to discuss these results and to answer investor questions.  Shareholders and other interested parties may participate in the call by dialing (844) 825-0516 (domestic) or (809) 31-5362 (from Israel) or (315) 625-3228 (international) and referencing conference ID number 47092646. The call will also be webcast live and archived on the Company's website at www.kamada.com.

A replay of the conference call will be accessible two hours after its completion through May 22, 2014, by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and referencing conference ID number 47092646. The call will also be archived for 90 days on the Company's website at www.kamada.com.

About Alpha-1 Antitrypsin Deficiency

Alpha-1 antitrypsin, also called AAT, is a protein made in the liver. Normally the protein travels through the bloodstream and helps protect the body's organs from the harmful effects of other proteins. The lungs are one of the main organs that the AAT protein protects. AAT deficiency (AATD or inherited emphysema) occurs if the AAT proteins made in the liver are not the right shape, and they get stuck inside liver cells and cannot get into the bloodstream.  As a result, not enough AAT proteins travel to the lungs to protect them, which increase the risk of lung disease. Also, liver disease can develop because too many AAT proteins are stuck in the liver. Severe AATD occurs when blood levels of the AAT protein fall below the lowest amount needed to protect the lungs.

AATD is an inherited condition that occurs in all ethnic groups, yet most often in Caucasians of European descent. It is not known how many people have AAT deficiency and many people who have the condition may not know they have it. According to the National Institutes of Health, estimates of disease incidence range from about 1 in every 1,600 people to about 1 in every 5,000 people.

About eFlow® Technology and PARI Pharma

The Company’s inhaled AAT is delivered by an investigational eFlow® Nebulizer System developed by PARI Pharma and optimized specifically for Kamada. The optimized device uses eFlow Technology to enable highly efficient aerosolization of medication including liposomal formulations via a vibrating, perforated membrane that includes thousands of laser-drilled holes. Compared with other nebulization technologies, eFlow Technology produces aerosols with a very high density of active drug, a precisely defined droplet size and a high proportion of respirable droplets delivered in the shortest possible period of time. eFlow Technology is not an ultrasonic nebulizer technology and is not a general purpose electronic aerosol generator nebulizer technology. Combined with its quiet mode of operation, small size, light weight and battery use, eFlow Technology reduces the burden of taking daily, inhaled treatments.

About Kamada

Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed a pivotal Phase II/III clinical trials in Europe and has initiated Phase II clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, Intellectual Property, the EMA and U.S. FDA filings and authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com